Beau Yanoshik

Partner

+1.202.373.6133

beau.yanoshik@morganlewis.com

via EDGAR Correspondence

April 15, 2022

Mr. Matt Williams Division of Investment Management U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re:	SPDR Series Trust (the “Registrant”); SEC File Nos. 333-57793 and 811-08839; Post-Effective Amendment No. 282 to the Registrant’s Registration Statement on Form N-1A (“Amendment No. 282”)

Dear Mr. Williams:

This letter responds to comments you provided in a telephonic conversation with me on Wednesday, March 23, 2022, with respect to Amendment No. 282. Amendment No. 282 was filed on February 4, 2022 and included disclosure with respect to the SPDR MSCI USA Climate Paris Aligned ETF (the “Fund”), a series of the Registrant, as set forth in the Prospectus and Statement of Additional Information filed as part of Amendment No. 282.

Summaries of the comments with respect to the Fund, and responses thereto on behalf of the Registrant, are provided below. All page references refer to the pages in Amendment No. 282. Capitalized terms not defined herein should be given the meaning provided in Amendment No. 282.

General

1.

Comment: Please file responses to the Staff’s comments as correspondence on EDGAR at least five (5) days prior to the effective date of the registration statement in order to give the Staff enough time to adequately review the responses. Once correspondence has filed, please also email a blackline of the prospectus and SAI reflecting changes from the initial filing.

Response: The Registrant acknowledges the Staff’s comment and will endeavor to file the response letter and provide blacklines in advance of the effective date of the registration statement to provide the Staff time to review the responses.

2.	Comment: Please provide the Fund’s ticker in the 485(b) filing and ensure the ticker code is updated on EDGAR, pursuant to Rule 313 of Regulation S-T.

Response: The Registrant confirms the Fund’s ticker will be included in the 485(b) filing and the ticker code will be updated on EDGAR.

Prospectus

3.	Comment: Please file on EDGAR a completed draft of the Fund’s fee table and example information prior to effectiveness.

Response: The completed fee and example tables are included in Appendix A to this correspondence.

4.

Comment: Please confirm whether the Fund intends to invest in other investment companies as part of its principal investment strategy. If so, please add corresponding principal strategy and risk disclosure to this effect and confirm if a line item for Acquired Fund Fees and Expenses needs to be included in the “Annual Fund Operating Expenses” table.

Response: The Registrant confirms the Fund does not currently intend to invest in other investment companies as part of its principal investment strategy.

5.

Comment: Please incorporate the Fund’s names rule policy regarding investments in securities of United States companies, as currently disclosed in the non-fundamental policies in the SAI, into the Item 4 and 9 principal investment strategy discussions.

Response: The Registrant notes that the “Principal Strategies” discussion within the “Additional Strategies Information” section in Item 9 includes the following disclosure:

The Fund, as described in the SAI, has adopted a non-fundamental investment policy to invest at least 80% of its net assets, plus the amount of borrowings for investment purposes, in investments suggested by its name, measured at the time of investment. The Fund will provide shareholders with at least 60 days’ notice prior to any change in this non-fundamental 80% investment policy.

The Registrant believes the current disclosure is appropriate. In addition to the non-fundamental Rule 35d-1 policy in the SAI and the disclosure noted above in the “Additional Strategies Information” section, the Fund also has a policy disclosed in “The Fund’s Principal Investment Strategy” section to invest at least 80% of its assets in securities comprising the Index. The “Investment Objective” notes that the Index provides exposure to U.S. large- and mid-capitalization companies. As a result, the Registrant believes the current disclosure in its totality is clear that the Fund will invest at least 80% of its assets in securities of U.S. companies.

6.	Comment: Please revise the sentence below, included in the Fund’s principal strategy, as noted. Please also update the concentration policy in the SAI, as applicable.

In seeking to track the Index, the Fund’s assets ~~may~~ will be concentrated in an industry or group of industries, but only to the extent that the Index concentrates in a particular industry or group of industries.

Response: The Registrant believes the disclosure included in the 485(a) filing is correct and appropriate. In particular, due to the fact that the Fund employs a sampling strategy, there may be instances when the Index is concentrated in an industry or group of industries, but the Fund is not.

7.

Comment: Please disclose in the principal investment strategy if the Index is concentrated in an industry or group of industries and include corresponding principal risk disclosure in Items 4 and 9 discussing the risks associated with concentration and the risks associated with any industry or group of industries, as applicable.

Response: The Registrant has added disclosure to the principal strategies and principal risks sections related to any sector representing a significant portion of the Index as of March 31, 2022. Please see the response to Comment 20 below with respect to the placement of the “Concentration Risk” discussion.

8.

Comment: To the extent derivatives are counted toward the Fund’s Rule 35d-1 policy, please disclose in the prospectus that such derivatives are valued on a marked to market basis. Such disclosure need not be included in Item 4. The Staff notes the SAI discussion with respect to futures contracts states that after a futures contract position is opened, the value of the futures contract is marked to market daily. If any other derivative instruments are counted towards the Fund’s Rule 35d-1 policy, please add similar disclosure.

Response: The Registrant confirms that the Fund does not intend to use derivatives to meet its Rule 35d-1 80% policy.

9.

Comment: Please disclose whether the Index Provider performs any due diligence on any issuers after they are added to the Index to seek to ensure they continue to meet the Paris-Aligned Benchmark requirements.

Response: The Index is initially created and updated at each reconstitution through a screening and optimization process, as described in the principal investment strategy. The Index Provider does not perform due diligence between reconstitutions. To account for potential developments that may not be reflected in the Index until a future reconstitution, the Registrant has revised the “ESG Investing Risk” discussion as follows:

ESG Investing Risk: The Index’s incorporation of ESG considerations in its methodology may cause the Fund to make different investments than funds that do not incorporate such considerations in their strategy or investment processes. Under certain economic conditions, this could cause the Fund’s investment performance to be worse than funds that do not incorporate such considerations. The Index’s incorporation of ESG considerations may affect the Fund’s exposure to certain sectors and/or types of investments, and may adversely impact the Fund’s performance depending on whether such sectors or investments are in or out of favor in the market. The Index methodology incorporates data and scores provided by third parties, which may be unavailable or limited for certain issuers and/or only take into account one or a few of many ESG related components of portfolio companies. In instances where data or scores are unavailable or limited, (i) the Index may include, and the Fund may therefore hold, securities of companies that otherwise would not be included or held if data or scores were available or more complete, or (ii) the Index, and therefore the Fund, may exclude securities of companies that otherwise would have been included or held if data or scores were available or more complete.

In addition, ESG information and scores across third party data providers, indexes and other funds may differ and/or be incomparable. To the extent circumstances evolve in between reconstitutions, the Index may include, and the Fund may therefore hold for a period of time, securities of companies that do not align with the Fund’s ESG-related objectives and/or criteria.

10.	Comment: With respect to MSCI ESG Controversy Scores, please clarify what ESG impact categories are used for evaluating ESG controversies.

Response: In response to comments 10 and 11, the Registrant has revised the fifth paragraph of the “The Fund’s Principal Investment Strategy” section as follows:

The Index Provider incorporates data drawn from a number of sources for applying the exclusionary screens. An MSCI ESG Controversy Score provides an assessment of controversies concerning any negative environmental, social, and/or governance impact of a company’s operations, products, and services. To evaluate ESG controversies, the Index Provider monitors across five categories of ESG impact – environment, human rights and communities, labor rights and supply chain, customers and governance – and 28 sub-categories. MSCI ESG Controversy Scores fall on a 0-10 scale, with 0 representing a company assessed as having involvement in very severe controversies. An MSCI Environmental Controversy Score provides an assessment of controversies related to a company’s impact on the environment. Environmental controversies can relate to, among other things, toxic emissions and waste, operational waste (non-hazardous), energy and climate change, water stress, biodiversity and land use, and supply chain management. MSCI Environmental Controversy Scores fall on a 0-10 scale, with 0 and 1 representing a company having faced very severe and severe controversies pertaining to environmental issues, respectively.

11.	Comment: Please clarify the differences between the MSCI ESG Controversy Score and the MSCI Environmental Controversy Score.

Response: Please see the revised disclosure included in response to comment 10 above.

12.	Comment: Please disclose in the principal investment strategy how MSCI ESG Controversy Scores of 1-10 and MSCI Environmental Controversy Scores of 2-10 are utilized.

Response: MSCI ESG Controversy Scores and MSCI Environmental Controversy Scores are used as initial screens to remove certain securities from eligibility for inclusion in the Index. The Registrant believes the current disclosure, which lists the Index’s exclusionary criteria and, in particular, notes securities of issuers assigned an MSCI ESG Controversy Score of 0 or an MSCI Environmental Controversy Score of 0 or 1 are not eligible for inclusion in the Index, is appropriate.

13.	Comment: The Staff notes the reference to “target exposure” in the following sentence included in the principal strategy. Does the Index have specific target exposures? If so, please disclose.

The final portfolio of securities is constructed using an optimization process that seeks to select securities from the Eligible Universe based on target constraints designed to minimize the Index’s exposure to physical and transition risks of climate change (“transition and physical risk objectives”) and increase target exposure to sustainable investment opportunities (“transition opportunities objectives”).

Response: The word “target” in the phrase “target exposure” is intended to be used as a verb. To clarify, the Registrant has revised the sentence as follows:

The final portfolio of securities is constructed using an optimization process that seeks to select securities from the Eligible Universe based on ~~target~~ constraints designed to (i) minimize the Index’s exposure to physical and transition risks of climate change (“transition and physical risk objectives”) and ~~increase~~ (ii) target exposure to sustainable investment opportunities (“transition opportunities objectives”).

14.

Comment: Please confirm the reference to country weightings in the following disclosure included in the principal strategy is applicable. The Staff’s understanding is this Index only includes U.S. companies.

In addition, the optimization process also incorporates target constraints to seek to minimize the risk of significant differences in constituent, country or sector weightings relative to the Parent Index, while aiming to control for constituent turnover and minimize tracking error relative to the Parent Index (“target diversification constraints”).

Response: The Registrant has removed the reference to “country” in the disclosure above.

15.

Comment: With respect to the list of transition and physical risk objectives beginning on page 2, please supplementally disclose who, if anyone, will report on the progress towards meeting these objectives.

Response: The Registrant notes that the list referenced in the comment is not a list of transition and physical risk objectives, but rather a list of Index-level constraints that are incorporated into the Index’s optimization process and must be met at the time of each Index reconstitution. Because these Index-level constraints must be met at the time of each Index reconstitution, progress towards meeting the constraints is not applicable. To avoid confusion, the Registrant has removed the term “target” from the phrase “Index-level target constraints” in the sentence preceding the list.

16.	Comment: Please clarify in the principal strategy when the Index is reconstituted.

Response: The principal investment strategy has been revised as follows:

The Index is ~~reviewed and~~ re-balanced and reconstituted on a semi-annual basis, as of the close of the last business day of May and November.

17.	Comment: Please consider clarifying in plain English the following sentence included in the principal strategy.

During the semi-annual Index review, in the event the optimization process does not generate an Index composition that satisfies the optimization constraints, certain target diversification constraints will be relaxed until an optimal Index composition is generated.

Response: The sentence has been revised as follows:

During the semi-annual Index review, in the event the Index-level constraints are not met through the optimization process ~~does not generate an Index composition that satisfies the optimization constraints~~, certain target diversification constraints will be relaxed until ~~an optimal~~ the Index-level constraints are achieved ~~composition is generated~~.

18.	Comment: Please clarify either in the Item 4 or 9 principal strategy sections how the Index is weighted.

Response: The following sentence in the principal investment strategy has been revised as follows:

The final portfolio of securities is constructed using an optimization process that seeks to select and weight securities from the Eligible Universe based on ~~target~~ constraints designed to (i) minimize the Index’s exposure to physical and transition risks of climate change (“transition and physical risk objectives”) and ~~increase~~ (ii) target exposure to sustainable investment opportunities (“transition opportunities objectives”).

19.	Comment: Please disclose in the Item 4 principal strategy that the Fund is non-diversified.

Response: The Registrant does not believe Form N-1A requires that the Fund’s non-diversification status be disclosed in the principal investment strategy section. The Registrant notes the Fund’s non-diversification status is disclosed in the principal risks section (both in Items 4 and 9) in the “Non-Diversification Risk” discussion, consistent with Item 4(b)(1)(iv) of Form N-1A.

20.	Comment: Please include a “Concentration Risk” discussion in the principal risks section if the Fund will be concentrated.

Response: The Registrant believes the current placement of the “Concentration Risk” discussion in the “Non-Principal Risks” section is appropriate. Because the Fund’s strategy is to track its Index, the Fund’s investments may be concentrated in a particular industry or group of industries to the extent that its Index is concentrated in a particular industry or group of industries. As a result, the Fund may or may not be concentrated at any given time. The Registrant notes that, to the extent the Fund invests significantly in a sector as of a certain date, disclosure will be included in the Fund’s corresponding “Principal Risks of Investing in the Fund” section.

21.	Comment: Please add disclosure to the “Fluctuation of Net Asset Value, Share Premiums and Discounts Risk” discussing the risk of widening bid-ask spreads.

Response: The Registrant believes the disclosure below which is currently included in the “Costs of Buying and Selling Shares” discussion addresses the risks of widening bid-ask spreads and, as a result, the Registrant has not revised the “Fluctuation of Net Asset Value, Share Premiums and Discounts Risk” discussion as requested.

In addition, secondary market investors will also incur the cost of the difference between the price that an investor is willing to pay for Fund Shares (the “bid” price) and the price at which an investor is willing to sell Fund Shares (the “ask” price). This difference in bid and ask prices is often referred to as the “spread” or “bid/ask spread.” The bid/ask spread varies over time for Fund Shares based on trading volume and market liquidity, and is generally lower if Fund Shares have more trading volume and market liquidity and higher if Fund Shares have little trading volume and market liquidity. Further, increased market volatility may cause increased bid/ask spreads. Due to the costs of buying or selling Fund Shares, including bid/ask spreads, frequent trading of Fund Shares may significantly reduce investment results and an investment in Fund Shares may not be advisable for investors who anticipate regularly making small investments.

22.

Comment: Please confirm that futures contracts are the only derivatives instrument used as part of the Fund’s principal strategy. If any other derivative instrument will be used as part of the Fund’s principal strategy, please add corresponding disclosure to the principal strategy and principal risks.

Response: The Registrant confirms that futures contracts are currently the only derivatives instrument intended to be used as part of the Fund’s principal strategy.

23.	Comment: Please identify supplementally the broad-based index the Fund intends to use.

Response: The Fund currently intends to use the S&P 500 Index as its broad-based securities index.

24.

Comment: The Staff notes that the disclosure in the “Additional Strategies Information” section cross-references the “Fund Summary” for a more complete discussion. Item 9 disclosure should not cross reference to information included in the “Fund Summary” and instead should follow the layered approach contemplated by Form N-1A. The summary should be derived from the more detailed discussion of the principal strategies disclosed in Item 9. Please revise in accordance with the requirements of Item 4 and Item 9. See IM Guidance Update 2014-08.

Response: The Registrant believes the Fund’s current Item 4 disclosure provides an adequate and appropriate summary of the Fund’s principal investment strategy and therefore has not revised either the Item 4 or Item 9 disclosure. The Registrant notes that General Instruction 3(a) to Form N-1A states that “[i]nformation that is included in response to Items 2 through 8 need not be repeated elsewhere in the prospectus.” Therefore, consistent with Form N-1A instructions, the information is not repeated in response to Item 9 with respect to the Fund.

25.	Comment: Please disclose the Fund’s Names Rule, concentration and non-diversification policies in the “Additional Strategies Information” section.

Response: With respect to the Fund’s Names Rule policy, please see the response to Comment 5.

With respect to concentration, the Registrant notes the Fund’s concentration policy is disclosed in the current Item 4 principal strategy. The Registrant further notes that General Instruction 3(a) to Form N-1A states that “[i]nformation that is included in response to Items 2 through 8 need not be repeated elsewhere in the prospectus.” Therefore, consistent with Form N-1A instructions, the information is not repeated in response to Item 9.

With respect to the Fund’s non-diversification status, the Registrant does not believe Form N-1A requires that the Fund’s non-diversification status be disclosed in the “Additional Strategies Information” section. The Registrant notes the Fund’s non-diversification status is disclosed in the principal risks section (both in Items 4 and 9) in the “Non-Diversification Risk” discussion, consistent with Item 4(b)(1)(iv) of Form N-1A.

26.	Comment: Please confirm that all principal risks disclosed pursuant to Item 9(b) are also summarized in Item 4(b).

Response: The Registrant believes the current disclosure is appropriate. The Registrant notes that certain risks included in Item 9 but not in Item 4 are intended to supplement and enhance Item 4 risk disclosure. For example, the “Counterparty Risk”, “Leveraging Risk”, “Liquidity Risk” and “Derivatives Risk” discussions included in Item 9 are intended to supplement and enhance the “Futures Contracts Risk” discussion in Item 4.

27.

Comment: With respect to the following sentence included in the “Indexing Strategy/Index Tracking Risk” discussion in Item 9, to avoid confusion, please use a term other than “replicate”, as the Adviser appears to be utilizing a sampling strategy.

The Fund will seek to replicate Index returns, regardless of the current or projected performance of the Index or of the actual securities comprising the Index.

Response: The Registrant has revised the sentence as follows:

The Fund will seek to ~~replicate Index returns~~ provide investment results that correspond generally to the performance of the Index, regardless of the current or projected performance of the Index or of the actual securities comprising the Index.

28.	Comment: Please revise the “Authorized Participants, Market Makers and Liquidity Providers Concentration Risk” discussion to address the risk of widening bid-ask spreads.

Response: The Registrant directs the Staff’s attention to its response to Comment 21 above. The Registrant believes the current placement of the disclosure in the “Costs of Buying and Selling Shares” discussion addressing widening bid-ask spreads is appropriate and, as a result, has not revised the “Authorized Participants, Market Makers and Liquidity Providers Concentration Risk” discussion as requested.

29.

Comment: Please revise the “Cash Transaction Risk” discussion to specify that cash redemptions may also cause the Fund to incur brokerage costs that might not have been incurred with in-kind redemptions. Please also disclose that brokerage costs and capital gains could decrease the Fund’s NAV if not offset by an authorized participant paying a transaction fee.

Response: The Registrant has not made the requested change. The Registrant notes the Fund charges a transaction fee on creation and redemption transactions that is designed to offset the costs of cash transactions. To the extent the transaction fees do not completely offset these costs, the Registrant does not expect the impact on the Fund’s performance will be material.

30.	Comment: Please revise the “Concentration Risk” discussion as follows and move to the principal risk section if the Fund will be concentrated.

Concentration Risk. The Fund’s assets ~~may~~ will be concentrated in an industry or group of industries, but only to the extent that the Fund’s underlying Index concentrates in a particular industry or group of industries. When the Fund focuses its investments in a particular industry or sector, financial, economic, business, and other developments affecting issuers in that industry, market, or economic sector will have a greater effect on the Fund than if it had not focused its assets in that industry, market, or economic sector, which may increase the volatility of the Fund.

Response: The Registrant refers the Staff to its responses to Comments 6 and 20.

SAI

31.	Comment: Please consider deleting the reference to the Trust’s exemptive relief from the following sentence included in the “Investment Companies” discussion in the “Investment Policies” section.

To the extent allowed by law, regulation, the Fund’s investment restrictions and/or the Trust’s exemptive relief (if any), the Fund may invest its assets in securities of investment companies, including affiliated funds and/or money market funds, in excess of the limits discussed above.

Response: The Registrant has revised the disclosure as requested.

32.

Comment: Please revise the concentration policy included in the “Investment Restrictions” section to clarify that the Fund will concentrate in an industry or group of industries to the extent the Index concentrates in an industry or group of industries.

Response: The Registrant believes the current fundamental concentration policy is appropriate. As noted in response to Comment 6, there may be instances when the Index is concentrated in an industry or group of industries, but the Fund is not.

33.	Comment: Please disclose where appropriate how the Fund will approach relevant ESG proxy voting issues for portfolio companies.

Response: As noted in the “Proxy Voting Policies” discussion in the SAI, the responsibility to vote proxies for the Fund has been delegated to the Adviser. The Adviser’s proxy voting policy is attached at the end of the SAI and includes, among other things, the Adviser’s proxy voting and engagement guidelines for environmental and social issues, as well as the Adviser’s proxy voting and engagement philosophy with respect to corporate governance and sustainability issues. Per Instruction 1 to Item 17(f), “a fund may satisfy the requirement to provide a description of the policies and procedures that it uses to determine how to vote proxies relating to portfolio securities by including a copy of the policies and procedures themselves.” Because the Adviser’s proxy voting policy is attached to the SAI, the Registrant does not believe further disclosure is required.

Part C

34.	Comment: Please file the index license agreement as an exhibit.

Response: The Registrant will consider including the sub-licensing agreement to which the Fund is a party as an exhibit in a future amendment.

35.

Comment: Please note the signature requirements of Section 6(a) of Securities Act of 1933 require the registration statement be signed by the principal accounting officer or comptroller. In this regard, any person occupying more than one position specified in Section 6(a) should indicate the capacity in which he/she signs the registration statement. To this effect, the title for whichever person is signing as principal accounting officer or comptroller should indicate that position in a parenthetical after their official title to indicate they are acting in that capacity for purposes of signing the registration statement pursuant to Section 6(a).

Response: The Registrant has revised the signature page to note that the Treasurer fulfills the role of Principal Accounting Officer. Section 6.11 of the Registrant’s Amended and Restated By-Laws states: “The Treasurer shall be the chief financial officer, principal accounting officer, and principal financial officer of the Trust.”

Declaration of Trust

36.

Comment: Section 3.11 of the Trust’s Declaration of Trust discusses the Trustees power to dismiss any action, suit, proceeding, dispute or claim. Please disclose this in an appropriate location in either the prospectus or SAI or otherwise explain how the power to dismiss any claim language is inapplicable to claims brought by shareholders.

Response: The authority granted to the Trustees in Section 3.11 of the Declaration of Trust is to seek, in the exercise of their good faith business judgment, to have any action, including an action brought by shareholders, dismissed by a court where the grounds for dismissal otherwise exist (i.e., for failure to state a claim for which relief may be granted, for lack of jurisdiction, claim barred by statute of limitations, etc.) in order to avoid the time, expense, distraction, and other harm that can be caused to the Trust and its shareholders as a result of spurious claims, demands, etc. As this is simply a statement of rights given by law to any entity, the Registrant has not included additional disclosure in the prospectus or SAI.

***************

Please do not hesitate to contact the undersigned at (202) 373-6133 if you have any questions concerning the foregoing.

Sincerely,

/s/ Beau Yanoshik
Beau Yanoshik

cc:	David Urman, Esq.

W. John McGuire, Esq.

Appendix A

FEES AND EXPENSES OF THE FUND

The table below describes the fees and expenses that you may pay if you buy, hold and sell shares of the Fund (“Fund Shares”). You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and Example below.

ANNUAL FUND OPERATING EXPENSES (expenses that you pay each year as a percentage of the value of your investment):

Management fees	0.10%
Distribution and service (12b-1) fees	None
Other expenses[1]	0.00%
Total annual Fund operating expenses	0.10%

[1]	“Other Expenses” are based on estimated amounts for the current fiscal year.

EXAMPLE:

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated, and then sell or hold all of your Fund Shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

Year 1	Year 3
$10	$32